Exhibit 18.1

March 22, 2007

Board of Directors

Rural/Metro Corporation

9221 E. Via de Ventura

Scottsdale, AZ 85258

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2006. Note 2 therein describes a change in accounting principle from presenting estimated uncollectible amounts related to self-pay patients as an operating expense to reporting such amount as a deduction from revenue, similar to the treatment given to contractual allowances. It should be understood that the preferability of one acceptable method of accounting over another for the presentation of such provisioning has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2006. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

PricewaterhouseCoopers LLP